CAPITAL RESOURCE FUNDING, INC.
2212 Lantern Way Circle
Cornelius, North Carolina 28031
(704) 564-1676

May 26, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549-0404

ATTN: Chris Windsor, Esq.
            Senior Attorney
            Office of Emerging Growth Companies

Re:            Capital Resource Funding, Inc.
  Form SB-2 filed August 16, 2004; Amended October 25, 2004;
  Amended December 23, 2004; Amended February 11, 2005;
  Amended March 14, 2005; Amended May 26, 2005
  File Number: 333-118259

Gentlemen:

Thank you for your comment letter dated April 4, 2005 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed our revised Amendment No. 5 to Form SB-2/A (the “Form SB-2/A”) of Capital Resource Funding, Inc. (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also sent a clean and marked copy to the staff of the Commission by overnight courier.

General

1.  We note that the staff has not made any determination that Greentree is not an underwriter or that such disclosure is not required, but simply has chosen not to object to our determination regarding the disclosure contained in the prospectus.

2.  As requested, we have deleted the item numbers throughout the prospectus.

Risk Factors

3.  We intend to increase our number of shareholders as soon as possible through a self-underwritten offering of 300,000 common shares as set forth in this amendment. We plan on offering these common shares for sale to additional investors after this registration statement becomes effective.

Interest of Experts and Counsel

4.  Experts and counsel do not have an interest in the offering, such as a contingent basis, a direct or indirect interest in the issuer, or a connection to the issuer, and have entered into customary engagement letters in connection with the provision of their services for cash compensation.

Financial Statements for Period Ended May 31, 2004:
Statement of Cash Flows

5.  We have changed our methodology of reporting our cash flows to the indirect method under SFAS 95. This methodology is reflected in our disclosure set forth in the Statement of Cash Flows.

Note D - Equity

6.  The third sentence of Note D regarding the note receivable from the shareholder has been removed.

Financial Statements for Period Ended November 30, 2004
Statement of Stockholders’ Equity

7.  (a) We issued the 300,000 common share certificates on April 5, 2005 to each of our three officers.

(b) Since the officers’ services pertaining to the 300,000 common shares were rendered to us during the second quarter ending November 30, 2004, we recorded the expense in this period under the matching principle of accounting and under SFAS No. 123. The grant date of the common stock issuance fell within the second quarter ending November 30, 2004 and was for services rendered during such quarter.

       (c) We revised our disclosure in Note C on page 65 to clearly indicate that these shares were issued to employees.

Exhibit 5 - Legality Opinion of Harold H. Martin, Esq.

8.  The legal opinion has been revised to clarify that the officer and director Questionnaires relied upon by counsel were relied upon only with regard to factual matters.

Please let us know if you have any further questions. We would appreciate if you would advise us when a request for acceleration pursuant to Rule 461 under the Securities Act of 1933 is appropriate.

Sincerely,

/s/David R. Koran
David R. Koran
President

cc: Harold H. Martin, Esq.

DRK/mm
Enclosures